                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         LCC International, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Class A Common Stock, $0.01 Par Value Per Share
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501810105
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Brian T. Daly, Esq.
                          Millennium Management, L.L.C.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100
- ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2006
- ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.


                               Page 1 of 26 Pages

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  501810105
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millenco, L.P.
     13-3532932
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,558,666
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,558,666
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,558,666
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN, BD
- ------------------------------------------------------------------------------


                               Page 2 of 26 Pages

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  501810105
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Millennium Management, L.L.C.
     13-3804139
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,558,666
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,558,666
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,558,666
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
- ------------------------------------------------------------------------------


                               Page 3 of 26 Pages

                                  SCHEDULE 13D

- --------------------------
CUSIP No.  501810105
- --------------------------

- ------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Israel A. Englander
- ------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
- ------------------------------------------------------------------------------
3    SEC USE ONLY


- ------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
- ------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |X|


- ------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,558,666
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,558,666
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- ------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,558,666
- ------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
- ------------------------------------------------------------------------------


                               Page 4 of 26 Pages

                                Explanatory Note

Item 1. Security and Issuer.

The name of the issuer is LCC International, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 7925 Jones Branch Drive, McLean, VA 22102. This Schedule 13D relates to the Issuer's Class A Common Stock, $0.01 par value per share (the "Class A Common Stock").

Item 2. Identity and Background.

      (a)-(c), (f). This statement is being filed by Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      The business address for Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

      Note: Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners"), is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

      (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

                               Page 5 of 26 Pages

      Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

      The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was $5,126,853 (excluding brokerage commissions). Millenco effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

      The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

      The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

      Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Millenco may be deemed to be the beneficial owner of 1,558,666 shares of Class A Common Stock, which represents in the aggregate approximately 7.5% of the outstanding shares of Class A Common Stock The calculation of the foregoing percentage is on the basis of an aggregate number of 20,649,206 outstanding shares of Class A Common Stock as reported by the Issuer on Form 10-Q, filed as of May 10, 2006.

                               Page 6 of 26 Pages

      Millennium Management, as the general partner of Millenco, may also be deemed to beneficially own the 1,558,666 shares of Class A Common Stock beneficially owned by Millenco.

      Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 1,558,666 shares of Class A Common Stock beneficially owned by Millenco.

      The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco.

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,558,666 shares of Class A Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Class A Common Stock during the past 60 days:
Schedule A annexed hereto lists all transactions in the Class A Common Stock during the past 60 days by the Reporting Persons. Such transactions in the Class A Common Stock were effected in the open market.

      (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Millenco maintains an open short position of 147 shares of Class A Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons.

      In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco's account to the extent permitted by debit balances in such account. Millenco has no knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco lends securities to third parties and receives a fee, and such loans are terminable upon demand.

      There   are  no   other   contracts,   arrangements,   understandings   or
relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

      Exhibit I: Joint Filing Agreement, dated as of July 25, 2006, by and among Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.


                               Page 7 of 26 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2006

                                     MILLENCO, L.P.

                                     By: Millennium Management, L.L.C.
                                         its general partner


                                     By:  /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:     Terry Feeney
                                     Title:    Chief Operating Officer


                                     MILLENNIUM MANAGEMENT, L.L.C.


                                     By:  /s/ Terry Feeney
                                     -------------------------------------------
                                     Name:     Terry Feeney
                                     Title:    Chief Operating Officer

                                     /s/ Israel A. Englander
                                     -------------------------------------------
                                     Name:     Israel A. Englander


                               Page 8 of 26 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A Common Stock, $0.01 par value per share, of LCC International, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 25, 2006

                                        MILLENCO, L.P.

                                        By: Millennium Management, L.L.C.
                                            its general partner


                                        By:  /s/ Terry Feeney
                                        ----------------------------------------
                                        Name:      Terry Feeney
                                        Title:     Chief Operating Officer


                                        MILLENNIUM MANAGEMENT, L.L.C.


                                        By:  /s/ Terry Feeney
                                         ---------------------------------------
                                        Name:      Terry Feeney
                                        Title:     Chief Operating Officer


                                        /s/ Israel A. Englander
                                        ----------------------------------------
                                        Name:     Israel A. Englander


                               Page 9 of 26 Pages

                                   Schedule A

Transactions in the Class A Common Stock During the Past 60 Days:

------------------------------------------------------
     Date of      Quantity                   Price
   Transaction   Purchased                    Per
                  (Sold)                     Share
------------------------------------------------------

5/26/2006           (900)                    3.65
5/26/2006           (541)                    3.66
5/26/2006           (200)                    3.65
5/26/2006           (200)                    3.66
5/26/2006           (200)                    3.66
5/26/2006           (100)                    3.66
5/26/2006           (100)                    3.66
5/30/2006           (2900)                   3.6
5/30/2006           (1400)                   3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.6
5/30/2006           (100)                    3.64
5/30/2006           (100)                    3.64
5/30/2006           (100)                    3.64
5/30/2006           (100)                    3.64
5/30/2006           (100)                    3.64
5/31/2006           (200)                    3.73
5/31/2006           (200)                    3.77
5/31/2006           (200)                    3.6679
6/1/2006            (900)                    3.8
6/1/2006            (300)                    3.76
6/1/2006            (300)                    3.8
6/1/2006            (100)                    3.76
6/1/2006            (100)                    3.76
6/1/2006            (100)                    3.77
6/1/2006            (100)                    3.78
6/1/2006            (100)                    3.78
6/1/2006            (100)                    3.78
6/1/2006            (100)                    3.78
6/1/2006            (100)                    3.78
6/1/2006            (100)                    3.8
6/1/2006            (100)                    3.8
6/1/2006            100                      3.8
6/2/2006            (1500)                   3.83
6/2/2006            (1200)                   3.83

                               Page 10 of 26 Pages

6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (200)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (100)                    3.83
6/2/2006            (90)                     3.83
6/2/2006            (10)                     3.83
6/2/2006            100                      3.74
6/2/2006            100                      3.79
6/2/2006            100                      3.79
6/2/2006            200                      3.78
6/2/2006            200                      3.79
6/2/2006            200                      3.79
6/2/2006            200                      3.83
6/2/2006            200                      3.83
6/2/2006            200                      3.77
6/5/2006            (200)                    3.75
6/5/2006            (200)                    3.75
6/5/2006            (200)                    3.76
6/5/2006            (100)                    3.76
6/5/2006            (100)                    3.76
6/5/2006            (100)                    3.78
6/5/2006            (100)                    3.78
6/5/2006            (100)                    3.79
6/5/2006            (100)                    3.79
6/5/2006            (100)                    3.79
6/5/2006            (100)                    3.75
6/5/2006            (26)                     3.76
6/6/2006            (100)                    3.82
6/6/2006            (100)                    3.82
6/6/2006            (100)                    3.82
6/6/2006            100                      3.71
6/6/2006            100                      3.64
6/6/2006            100                      3.73
6/6/2006            100                      3.72
6/7/2006            (4800)                   3.98
6/7/2006            (4600)                   3.95

                               Page 11 of 26 Pages


6/7/2006            (4500)                   3.95
6/7/2006            (4000)                   3.95
6/7/2006            (3000)                   3.97
6/7/2006            (1100)                   3.95
6/7/2006            (700)                    3.97
6/7/2006            (500)                    3.95
6/7/2006            (500)                    3.97
6/7/2006            (500)                    3.97
6/7/2006            (300)                    3.96
6/7/2006            (200)                    3.95
6/7/2006            (200)                    3.95
6/7/2006            (200)                    3.95
6/7/2006            (200)                    3.96
6/7/2006            (200)                    3.96
6/7/2006            (200)                    3.97
6/7/2006            (200)                    3.95
6/7/2006            (200)                    3.95
6/7/2006            (200)                    3.96
6/7/2006            (200)                    3.97
6/7/2006            (200)                    3.97
6/7/2006            (200)                    3.98
6/7/2006            (200)                    3.9979
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.95
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.96
6/7/2006            (100)                    3.97

                               Page 12 of 26 Pages

6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            (100)                    3.97
6/7/2006            25                       3.94
6/7/2006            80                       3.96
6/7/2006            100                      3.88
6/7/2006            100                      3.88
6/7/2006            100                      3.88
6/7/2006            100                      3.88
6/7/2006            100                      3.89
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.9
6/7/2006            100                      3.91
6/7/2006            100                      3.92
6/7/2006            100                      3.93
6/7/2006            100                      3.93
6/7/2006            100                      3.94
6/7/2006            100                      3.95
6/7/2006            100                      3.95
6/7/2006            100                      3.96
6/7/2006            100                      3.96
6/7/2006            100                      3.96
6/7/2006            100                      3.97
6/7/2006            100                      3.97
6/7/2006            100                      3.97
6/7/2006            100                      3.9
6/7/2006            100                      3.96
6/7/2006            200                      3.9
6/7/2006            200                      3.88
6/7/2006            200                      3.88
6/7/2006            200                      3.88
6/7/2006            200                      3.88
6/7/2006            200                      3.9
6/7/2006            200                      3.9

                               Page 13 of 26 Pages

6/7/2006            200                      3.93
6/7/2006            200                      3.93
6/7/2006            200                      3.95
6/7/2006            200                      3.96
6/7/2006            200                      3.97
6/7/2006            200                      3.95
6/8/2006            (3807)                   4.2
6/8/2006            (2800)                   4.05
6/8/2006            (2793)                   4.18
6/8/2006            (1500)                   4.02
6/8/2006            (600)                    4.14
6/8/2006            (500)                    4.18
6/8/2006            (404)                    4.2
6/8/2006            (200)                    4.14
6/8/2006            (200)                    4.14
6/8/2006            (200)                    4.18
6/8/2006            (200)                    4.08
6/8/2006            (200)                    4.17
6/8/2006            (200)                    4.18
6/8/2006            (200)                    4.2
6/8/2006            (107)                    4.18
6/8/2006            (100)                    4.02
6/8/2006            (100)                    4.02
6/8/2006            (100)                    4.02
6/8/2006            (100)                    4.02
6/8/2006            (100)                    4.03
6/8/2006            (100)                    4.03
6/8/2006            (100)                    4.05
6/8/2006            (100)                    4.14
6/8/2006            (100)                    4.14
6/8/2006            (100)                    4.14
6/8/2006            (100)                    4.16
6/8/2006            (100)                    4.16
6/8/2006            (100)                    4.16
6/8/2006            (100)                    4.16
6/8/2006            (100)                    4.16
6/8/2006            (100)                    4.16
6/8/2006            (100)                    4.2
6/8/2006            (100)                    4.2
6/8/2006            (100)                    4.2
6/8/2006            (100)                    4.2
6/8/2006            (100)                    4.09
6/8/2006            100                      3.86
6/8/2006            100                      4.08
6/8/2006            200                      4.08
6/8/2006            1000                     3.9
6/9/2006            (500)                    4.1478
6/9/2006            100                      4.02

                               Page 14 of 26 Pages

6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.02
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.07
6/9/2006            100                      4.03
6/9/2006            100                      4.03
6/9/2006            100                      4.06
6/9/2006            100                      4.06
6/9/2006            100                      4.07
6/9/2006            100                      4.02
6/9/2006            200                      4
6/9/2006            200                      4.02
6/9/2006            300                      4.07
6/9/2006            300                      4.07
6/9/2006            300                      4.07
6/9/2006            427                      4.07
6/9/2006            428                      4.07
6/9/2006            500                      4.02
6/9/2006            500                      4.07
6/9/2006            545                      4.07
6/9/2006            600                      4.02
6/9/2006            600                      4.02
6/9/2006            600                      4.02
6/9/2006            600                      4.07
6/9/2006            600                      4.07
6/9/2006            1800                     4.02
6/12/2006           100                      4.01
6/12/2006           100                      4.01
6/12/2006           100                      4.02
6/12/2006           100                      4.05
6/12/2006           200                      4.02
6/12/2006           200                      4.03
6/12/2006           200                      4.04
6/12/2006           200                      4.05

                               Page 15 of 26 Pages

6/12/2006           200                      4.05
6/12/2006           200                      4.05
6/13/2006           43                       3.96
6/13/2006           100                      3.96
6/13/2006           100                      3.96
6/13/2006           100                      3.96
6/13/2006           100                      3.96
6/13/2006           100                      3.96
6/13/2006           157                      3.96
6/13/2006           200                      3.95
6/13/2006           200                      3.95
6/13/2006           200                      3.95
6/13/2006           200                      3.96
6/13/2006           200                      3.98
6/13/2006           200                      3.98
6/13/2006           200                      3.98
6/13/2006           200                      3.96
6/13/2006           2100                     3.9784
6/14/2006           (749)                    3.9
6/14/2006           (100)                    3.9
6/14/2006           (100)                    3.9
6/14/2006           100                      3.88
6/14/2006           100                      3.88
6/14/2006           100                      3.88
6/14/2006           100                      3.86
6/14/2006           100                      3.88
6/14/2006           100                      3.9
6/14/2006           100                      3.9
6/14/2006           100                      3.92
6/14/2006           100                      3.92
6/14/2006           100                      3.87
6/14/2006           200                      3.88
6/14/2006           200                      3.88
6/14/2006           200                      3.86
6/14/2006           200                      3.86
6/14/2006           300                      3.9
6/14/2006           300                      3.92
6/14/2006           400                      3.86
6/15/2006           50                       3.8
6/15/2006           100                      3.81
6/15/2006           100                      3.75
6/15/2006           100                      3.75
6/15/2006           100                      3.76
6/15/2006           100                      3.76
6/15/2006           100                      3.79
6/15/2006           100                      3.87
6/15/2006           150                      3.8
6/15/2006           200                      3.73

                               Page 16 of 26 Pages

6/15/2006           200                      3.73
6/15/2006           200                      3.75
6/15/2006           200                      3.75
6/15/2006           200                      3.76
6/15/2006           200                      3.79
6/15/2006           200                      3.82
6/15/2006           200                      3.88
6/15/2006           400                      3.81
6/16/2006           100                      3.73
6/16/2006           100                      3.73
6/16/2006           100                      3.74
6/16/2006           100                      3.76
6/16/2006           100                      3.76
6/16/2006           100                      3.77
6/16/2006           100                      3.77
6/16/2006           100                      3.77
6/16/2006           100                      3.76
6/16/2006           200                      3.74
6/16/2006           200                      3.76
6/16/2006           200                      3.76
6/16/2006           200                      3.75
6/16/2006           600                      3.73
6/16/2006           800                      3.74
6/19/2006           10                       3.84
6/19/2006           100                      3.83
6/19/2006           100                      3.83
6/19/2006           100                      3.85
6/19/2006           100                      3.8722
6/19/2006           200                      3.81
6/19/2006           200                      3.83
6/19/2006           200                      3.83
6/19/2006           200                      3.83
6/19/2006           200                      3.83
6/19/2006           200                      3.83
6/19/2006           200                      3.83
6/19/2006           200                      3.85
6/19/2006           200                      3.85
6/19/2006           200                      3.85
6/19/2006           200                      3.83
6/20/2006           (3400)                   3.74
6/20/2006           (300)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72

                               Page 17 of 26 Pages

6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.72
6/20/2006           (100)                    3.74
6/20/2006           1                        3.69
6/20/2006           100                      3.65
6/20/2006           100                      3.65
6/20/2006           100                      3.69
6/20/2006           100                      3.69
6/20/2006           100                      3.69
6/20/2006           100                      3.7
6/20/2006           100                      3.71
6/20/2006           100                      3.72
6/20/2006           100                      3.72
6/20/2006           100                      3.76
6/20/2006           200                      3.66
6/20/2006           200                      3.67
6/20/2006           200                      3.74
6/20/2006           200                      3.61
6/20/2006           299                      3.69
6/20/2006           300                      3.65
6/20/2006           400                      3.65
6/20/2006           400                      3.65
6/20/2006           4700                     3.65
6/21/2006           (200)                    3.76
6/21/2006           (173)                    3.75
6/21/2006           (100)                    3.76
6/21/2006           (100)                    3.76
6/21/2006           (100)                    3.76
6/21/2006           (100)                    3.76
6/21/2006           (27)                     3.75
6/21/2006           100                      3.69
6/21/2006           100                      3.74
6/21/2006           100                      3.74
6/21/2006           100                      3.75
6/21/2006           100                      3.75
6/21/2006           200                      3.7
6/21/2006           300                      3.7222
6/22/2006           (300)                    3.6832
6/22/2006           (200)                    3.67
6/22/2006           (200)                    3.69
6/22/2006           (200)                    3.69
6/22/2006           (130)                    3.68
6/22/2006           (100)                    3.68
6/22/2006           (100)                    3.68
6/22/2006           (100)                    3.68

                               Page 18 of 26 Pages

6/22/2006           (100)                    3.68
6/22/2006           (100)                    3.68
6/22/2006           (100)                    3.68
6/22/2006           (50)                     3.68
6/22/2006           (30)                     3.68
6/22/2006           200                      3.6722
6/22/2006           200                      3.6921
6/23/2006           (200)                    3.55
6/23/2006           (200)                    3.57
6/23/2006           (200)                    3.58
6/23/2006           (200)                    3.58
6/23/2006           (200)                    3.59
6/23/2006           (200)                    3.59
6/23/2006           (200)                    3.59
6/23/2006           (200)                    3.64
6/23/2006           (200)                    3.69
6/23/2006           (200)                    3.69
6/23/2006           (200)                    3.69
6/23/2006           (200)                    3.69
6/23/2006           (200)                    3.59
6/23/2006           (200)                    3.59
6/23/2006           (200)                    3.64
6/23/2006           (100)                    3.7
6/23/2006           100                      3.6
6/23/2006           100                      3.7
6/23/2006           200                      3.61
6/26/2006           (100)                    3.76
6/26/2006           16                       3.66
6/26/2006           100                      3.54
6/26/2006           100                      3.54
6/26/2006           100                      3.56
6/26/2006           100                      3.6
6/26/2006           100                      3.65
6/26/2006           100                      3.69
6/26/2006           100                      3.73
6/26/2006           100                      3.56
6/26/2006           100                      3.69
6/26/2006           100                      3.7322
6/26/2006           184                      3.66
6/26/2006           200                      3.55
6/26/2006           200                      3.66
6/26/2006           200                      3.66
6/26/2006           200                      3.67
6/26/2006           200                      3.68
6/26/2006           200                      3.68
6/26/2006           200                      3.69
6/26/2006           200                      3.7
6/26/2006           200                      3.72

                               Page 19 of 26 Pages

6/26/2006           200                      3.73
6/26/2006           200                      3.73
6/26/2006           200                      3.73
6/26/2006           200                      3.76
6/26/2006           200                      3.76
6/26/2006           200                      3.76
6/26/2006           200                      3.79
6/26/2006           200                      3.8
6/26/2006           200                      3.84
6/27/2006           90                       3.65
6/27/2006           100                      3.66
6/27/2006           100                      3.66
6/27/2006           100                      3.68
6/27/2006           100                      3.68
6/27/2006           100                      3.68
6/27/2006           100                      3.68
6/27/2006           100                      3.69
6/27/2006           100                      3.69
6/27/2006           100                      3.67
6/27/2006           100                      3.67
6/27/2006           100                      3.68
6/27/2006           200                      3.65
6/27/2006           200                      3.65
6/27/2006           200                      3.66
6/27/2006           200                      3.66
6/27/2006           200                      3.66
6/27/2006           200                      3.66
6/27/2006           200                      3.67
6/28/2006           100                      3.61
6/28/2006           100                      3.65
6/28/2006           100                      3.65
6/28/2006           100                      3.66
6/28/2006           100                      3.66
6/28/2006           100                      3.66
6/28/2006           100                      3.66
6/28/2006           100                      3.66
6/28/2006           100                      3.68
6/28/2006           200                      3.65
6/28/2006           200                      3.65
6/28/2006           200                      3.66
6/28/2006           200                      3.68
6/28/2006           200                      3.64
6/28/2006           200                      3.66
6/29/2006           100                      3.5
6/29/2006           100                      3.56
6/29/2006           100                      3.57
6/29/2006           100                      3.57
6/29/2006           100                      3.57
6/29/2006           100                      3.57

                               Page 20 of 26 Pages

6/29/2006           100                      3.57
6/29/2006           100                      3.57
6/29/2006           100                      3.57
6/29/2006           100                      3.57
6/29/2006           100                      3.52
6/29/2006           100                      3.53
6/29/2006           100                      3.56
6/29/2006           100                      3.6
6/29/2006           100                      3.61
6/29/2006           100                      3.6022
6/29/2006           200                      3.52
6/29/2006           200                      3.6
6/29/2006           200                      3.6
6/29/2006           200                      3.6
6/29/2006           200                      3.6
6/29/2006           500                      3.5421
6/29/2006           900                      3.5
6/29/2006           4200                     3.57
6/30/2006           70                       3.65
6/30/2006           100                      3.66
6/30/2006           100                      3.61
6/30/2006           100                      3.65
6/30/2006           100                      3.66
6/30/2006           100                      3.67
6/30/2006           100                      3.7
6/30/2006           100                      3.7
6/30/2006           100                      3.7
6/30/2006           100                      3.71
6/30/2006           200                      3.68
6/30/2006           200                      3.68
6/30/2006           200                      3.64
6/30/2006           200                      3.64
6/30/2006           200                      3.65
6/30/2006           200                      3.7
6/30/2006           200                      3.7
6/30/2006           200                      3.7
6/30/2006           200                      3.7
6/30/2006           200                      3.7
6/30/2006           200                      3.7
6/30/2006           200                      3.65
7/3/2006            (100)                    3.77
7/3/2006            200                      3.77
7/5/2006            (100)                    3.64
7/5/2006            25                       3.61
7/5/2006            75                       3.61
7/5/2006            100                      3.64
7/5/2006            100                      3.65

                               Page 21 of 26 Pages

7/5/2006            100                      3.66
7/5/2006            100                      3.66
7/5/2006            100                      3.66
7/5/2006            100                      3.68
7/5/2006            100                      3.7
7/5/2006            200                      3.62
7/5/2006            200                      3.68
7/5/2006            200                      3.68
7/6/2006            (200)                    3.64
7/6/2006            (100)                    3.63
7/6/2006            (100)                    3.63
7/6/2006            (100)                    3.63
7/6/2006            100                      3.63
7/6/2006            100                      3.63
7/6/2006            100                      3.66
7/6/2006            100                      3.66
7/7/2006            (200)                    3.62
7/7/2006            (200)                    3.65
7/7/2006            (200)                    3.65
7/7/2006            (100)                    3.64
7/7/2006            (100)                    3.67
7/7/2006            100                      3.58
7/7/2006            100                      3.62
7/7/2006            200                      3.6
7/7/2006            200                      3.6
7/7/2006            200                      3.66
7/10/2006           (200)                    3.65
7/10/2006           (100)                    3.62
7/10/2006           (100)                    3.62
7/10/2006           (100)                    3.62
7/10/2006           (100)                    3.62
7/10/2006           (100)                    3.63
7/10/2006           (100)                    3.64
7/10/2006           (100)                    3.64
7/10/2006           (100)                    3.64
7/10/2006           (100)                    3.65
7/10/2006           (100)                    3.63
7/10/2006           (100)                    3.63
7/10/2006           (60)                     3.62
7/10/2006           (60)                     3.62
7/10/2006           (40)                     3.62
7/11/2006           (100)                    3.63
7/11/2006           (100)                    3.65
7/11/2006           100                      3.64
7/11/2006           100                      3.63
7/11/2006           100                      3.61
7/11/2006           166                      3.57
7/11/2006           200                      3.6

                               Page 22 of 26 Pages

7/12/2006           100                      3.57
7/12/2006           100                      3.61
7/12/2006           100                      3.61
7/12/2006           100                      3.6034
7/13/2006           (1511770)                3.54
7/13/2006           100                      3.51
7/13/2006           100                      3.52
7/13/2006           200                      3.54
7/13/2006           1511770                  3.54
7/14/2006           100                      3.52
7/14/2006           100                      3.52
7/17/2006           (100)                    3.41
7/17/2006           (100)                    3.48
7/17/2006           (100)                    3.51
7/17/2006           (100)                    3.51
7/17/2006           (100)                    3.53
7/17/2006           (100)                    3.54
7/17/2006           (100)                    3.54
7/17/2006           (100)                    3.42
7/17/2006           (100)                    3.51
7/17/2006           (81)                     3.58
7/18/2006           (200)                    3.42
7/18/2006           (200)                    3.42
7/18/2006           (200)                    3.42
7/18/2006           (200)                    3.42
7/18/2006           (200)                    3.43
7/18/2006           (200)                    3.43
7/18/2006           (200)                    3.43
7/18/2006           (200)                    3.5
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.43
7/18/2006           (100)                    3.44
7/18/2006           (100)                    3.44
7/18/2006           (100)                    3.44
7/18/2006           (100)                    3.45
7/18/2006           (100)                    3.45
7/18/2006           (100)                    3.45
7/18/2006           (100)                    3.44
7/18/2006           100                      3.46
7/18/2006           100                      3.46
7/18/2006           100                      3.47
7/18/2006           100                      3.47

                               Page 23 of 26 Pages

7/18/2006           100                      3.47
7/18/2006           100                      3.47
7/18/2006           100                      3.47
7/19/2006           (200)                    3.5
7/19/2006           (100)                    3.5
7/19/2006           (100)                    3.5
7/19/2006           (100)                    3.5
7/19/2006           (100)                    3.52
7/19/2006           100                      3.54
7/19/2006           100                      3.54
7/19/2006           100                      3.54
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.52
7/19/2006           100                      3.53
7/19/2006           100                      3.53
7/19/2006           100                      3.53
7/19/2006           100                      3.53
7/19/2006           100                      3.53
7/19/2006           100                      3.53
7/19/2006           100                      3.53
7/19/2006           200                      3.54
7/19/2006           200                      3.52
7/19/2006           300                      3.52
7/19/2006           400                      3.52
7/19/2006           400                      3.52
7/19/2006           600                      3.54
7/19/2006           600                      3.52
7/19/2006           600                      3.52
7/19/2006           1300                     3.52
7/21/2006           (200)                    3.48
7/21/2006           (200)                    3.48
7/21/2006           (200)                    3.48
7/21/2006           (200)                    3.5
7/21/2006           (200)                    3.5
7/21/2006           (100)                    3.5
7/21/2006           (100)                    3.5
7/21/2006           100                      3.48
7/21/2006           100                      3.48

                               Page 24 of 26 Pages

7/21/2006           100                      3.53
7/21/2006           100                      3.53
7/21/2006           100                      3.53
7/21/2006           100                      3.53
7/21/2006           100                      3.53
7/21/2006           100                      3.5
7/21/2006           100                      3.5
7/21/2006           100                      3.5
7/21/2006           100                      3.51
7/21/2006           100                      3.51
7/21/2006           100                      3.51
7/21/2006           100                      3.51
7/21/2006           200                      3.48
7/21/2006           200                      3.53
7/21/2006           200                      3.5
7/21/2006           200                      3.5
7/21/2006           200                      3.5
7/21/2006           300                      3.48
7/21/2006           300                      3.53
7/21/2006           300                      3.51
7/21/2006           300                      3.51
7/21/2006           400                      3.53
7/21/2006           400                      3.53
7/21/2006           400                      3.51
7/21/2006           500                      3.53
7/21/2006           500                      3.51
7/21/2006           500                      3.52
7/21/2006           500                      3.52
7/21/2006           600                      3.53
7/21/2006           748                      3.5
7/21/2006           2100                     3.53
7/21/2006           2100                     3.51
7/24/2006           (200)                    3.5
7/24/2006           (100)                    3.5
7/24/2006           (100)                    3.5
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.52
7/24/2006           100                      3.54
7/24/2006           100                      3.54
7/24/2006           100                      3.54
7/24/2006           300                      3.54
7/24/2006           500                      3.52

                               Page 25 of 26 Pages

7/24/2006           600                      3.52
7/24/2006           3100                     3.52
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.51
7/25/2006           100                      3.51
7/25/2006           100                      3.53
7/25/2006           100                      3.53
7/25/2006           100                      3.53
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.5
7/25/2006           100                      3.51


Note: (i) All such transactions were effected by Millenco; and (ii) some of the sales listed above were short sales.


                               Page 26 of 26 Pages